Exhibit 99(d)

Energy Future Intermediate Holding Company LLC Consolidated

Adjusted EBITDA Reconciliation

	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	Twelve Months Ended June 30, 2011	Twelve Months Ended June 30, 2010
	(millions of dollars)

Net income	$207	$25	$395	$78
Income tax expense (benefit)	47	(49)	55	(96)
Interest expense and related charges	171	150	333	291

EBITDA	$425	$126	$783	$273

Oncor Holdings distributions	32	87	114	227
Interest income	(303)	(4)	(507)	(8)
Equity in earnings of unconsolidated subsidiary (net of tax)	(122)	(122)	(276)	(265)

Adjusted EBITDA per Incurrence Covenant	$32	$87	$114	$227
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	723	632	1,446	1,213

Adjusted EBITDA per Restricted Payments Covenant	$755	$719	$1,560	$1,440

88